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UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-01-67785~~

AC 3/13

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John Hancock Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
200 Bloor Street East
(No. and Street)

Toronto (City) Ontario, Canada (State) M4W 1E5 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH, D.C. 185

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey H. Long (617) 663-4343
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

200 Clarendon (Address) Boston (City) MA (State) 02116 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jeffrey Long ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of JOHN HANCOCK DISTRIBUTORS LLC ______, as of December 31 ______, 2005 ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______

Jeffrey Long

Signature

Jeffrey Long CFO

Title

Joan O'Neill

Notary Public

JOAN O'NEILL
Notary Public
Commonwealth of Massachusetts
My Commission Expires Apr 14, 2006

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Schedules and Report

John Hancock Distributors LLC
(formerly Manulife Financial Securities LLC)

December 31, 2005

JOHN HANCOCK DISTRIBUTORS LLC (formerly Manulife Financial Securities LLC)

TABLE OF CONTENTS

December 31, 2005

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072
Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
John Hancock Distributors LLC (formerly Manulife Financial Securities LLC)

We have audited the accompanying balance sheet of **John Hancock Distributors LLC (formerly Manulife Financial Securities LLC)** at December 31, 2005, and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **John Hancock Distributors LLC (formerly Manulife Financial Securities LLC)** at December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 24, 2006

A Member Practice of Ernst & Young Global

John Hancock Distributors LLC (formerly Manulife Financial Securities LLC)

BALANCE SHEET

As at December 31

	2005 $
ASSETS	
Cash	**11,776**
Debt securities	**29,350,909**
Concessions receivable	**7,354,094**
Prepaid assets	**644,516**
Other assets	**193,083**
Deferred selling costs	**637,146**
Total assets	**38,191,524**
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Commissions payable	**438,763**
Accrued liabilities	**1,043,160**
Due to John Hancock Life Insurance Company (U.S.A.)	**1,525,087**
Distributions payable to John Hancock Life Insurance Company (U.S.A.)	**22,501,148**
Total liabilities	**25,508,158**
Member's equity	**12,683,366**
Total liabilities and member's equity	**38,191,524**

See accompanying notes

John Hancock Distributors LLC (formerly Manulife Financial Securities LLC)

STATEMENT OF NET INCOME

Year ended December 31

	2005 $
REVENUES	
Concessions	**626,687,911**
Dividends and interest	**987,257**
Unrealized losses on trading portfolio securities	**(244,715)**
	627,430,453
EXPENSES	
Commissions	**532,838,929**
Registration and filing fees	**439,094**
General and administrative	**3,713,061**
	536,991,084
Net income	**90,439,369**

See accompanying notes

John Hancock Distributors LLC (formerly Manulife Financial Securities LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31

	2005 $
Balance at December 31, 2004	**10,456,752**
Net income	90,439,369
Distribution declared	(88,212,755)
Balance at December 31, 2005	**12,683,366**

See accompanying notes

John Hancock Distributors LLC (formerly Manulife Financial Securities LLC)

STATEMENT OF CASH FLOWS

Year ended December 31

	2005 $
OPERATING ACTIVITIES	
Net income	**90,439,369**
Adjustments to reconcile net income to cash provided by operating activities	
Increase in concessions receivables	**(3,865,149)**
Increase in other receivables	**(100,894)**
Decrease in due from (to) parent	**242,186**
Decrease in other assets	**1,741,413**
Increase in commissions payable	**438,763**
Increase in accrued liabilities	**535,347**
Cash provided by operating activities	**89,431,035**
INVESTING ACTIVITIES	
Purchase of investments	**(23,744,918)**
Sale of investments	**23,882,790**
Unrealized loss on investments	**244,715**
Amortization of premium on investment	**4,651**
Cash provided by investing activities	**387,238**
FINANCING ACTIVITIES	
Distributions and dividends paid	**(89,838,648)**
Cash used for financing activities	**(89,838,648)**
Net decrease in cash during the year	**(20,375)**
Cash, beginning of year	**32,151**
Cash, end of year	**11,776**

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

1. ORGANIZATION AND BASIS OF PRESENTATION

John Hancock Distributors LLC ["LLC" or the "Company"] was formed on August 1, 2001 as a single member limited liability corporation under the provisions of the Delaware Limited Liability Company Act. Under the provisions of this Act, the member's liability is limited to LLC's assets provided that the member returns to LLC any distributions received. LLC is a wholly-owned subsidiary of The John Hancock Life Insurance Company (U.S.A.) ["JHUSA" (formerly Manufacturers Life Insurance Company (U.S.A))], which is the only admitted member of LLC and is an indirect wholly-owned subsidiary of the Manulife Financial Corporation ["MFC"], a Canadian publicly traded life insurance company. Prior to January 1, 2006, John Hancock Distributors LLC operated under the name Manulife Financial Securities LLC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Debt securities

Debt securities consist of a U.S. Treasury note, a money market fund, a Federal Home Loan Mortgage Corporation bond and a Federal Home Loan Bank bond. Such securities are classified as trading and are carried at fair value with changes in the fair value reflected in income. For the year ended December 31, 2005, $(244,715) of losses on the securities are included in the statement of income.

The following table summarizes the estimated fair value, by contractual maturity, of the Company's investments in debt securities as at December 31, 2005:

	2005 $
Years to maturity	
One year or less	23,744,918
After five to ten years	5,605,991
	29,350,909

Deferred selling costs

The Company pays a selling commission to the selling broker/dealer for sales of the Funds' Class B shares, which also carry contingent deferred sales charges (CDSC). These selling commissions are capitalized as deferred selling commissions, and are amortized on a straight-line basis over periods not exceeding six years. The amortization period is intended to approximate the period of time expected to be benefited, that is the period during which fees earned pursuant to Rule 12b-1

distribution plans are received from the Funds and CDSC payments are received from shareholders of the Funds. Upon receipt of CDSC payments, the Company records additional

amortization to arrive at an estimate of the remaining unamortized deferred selling commission applicable to the shares redeemed.

Revenue and expense recognition

Securities transactions and related revenues and expenses are recorded on a trade-date basis.

The Company's revenues in 2005 were derived principally from premium-based charges on the purchase and sale of variable life insurance products and the retail purchase and sale of variable annuity products that were issued by JHUSA. The Company's revenues also included asset-based charges for those assets held in the Fidelity Advisor Funds pertaining to the JHUSA 401(k) Plan products and for those assets held in the T. Rowe Price Funds pertaining to the JHUSA College Savings Plan products.

As a result of changes to the fee structure of the John Hancock Trust ["JHT"], the Company also received asset-based charges for those assets held in MIT pertaining to variable annuity, variable life insurance, and JHUSA 401(k) Plan products.

Expenses are incurred from the sale of products for payment of commissions to third-party sales representatives.

Income taxes

In conformity with the Internal Revenue Code and applicable state and local tax statutes, any profits or losses generated by the Company are required to be reported in the tax returns of its only admitted member, JHUSA. Therefore, no income tax provision was established for the Company in 2005.

Statement of cash flows

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments, other than money market funds, with a maturity of three months or less at the date of purchase to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect

the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2005

3. RELATED PARTY TRANSACTIONS

The financial statements have been prepared from the records maintained by the Company, which include allocations of certain expenses and are not necessarily indicative of the financial conditions or results of operations that would have occurred if the Company had been operating as an unaffiliated corporation.

JHUSA pays all administration costs and certain other expenses as mutually agreed upon and is reimbursed by the Company. Reimbursed amounts included in general and administrative expenses totalled $2,825,559 for the year ended December 31, 2005. The Company has an amount due to JHUSA of $1,525,087 at December 31, 2005.

4. REGULATORY REQUIREMENTS

The Company is subject to the net capital rule of the Securities and Exchange Commission. This rule prohibits a broker/dealer from engaging in any securities transactions at a time when [a] its "net capital" is less than $25,000 or [b] its "aggregate indebtedness" exceeds 15 times its "net capital". Such terms are specifically defined in the rule. At December 31, 2005, the Company's net capital was $3,960,220. The Company's ratio of aggregate indebtedness to net capital was 6.44 to 1.00 at December 31, 2005.

5. COMMITMENTS AND CONTINGENCIES

The Company is a defendant in various lawsuits incidental to its securities business. Management of the Company believes that the resolution of these lawsuits will not result in any material adverse impact on the financial position of the Company.

Supplementary Schedules

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 12,683,366 [3480]

2. Deduct ownership equity not allowable for Net Capital — [3490]

3. Total ownership equity qualified for Net Capital — 12,683,366 [3500]

4. Add:

   A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital** — 0 [3520]

   B. **Other (deductions) or allowable credits (List)**

[3525A]	[3525B]	
[3525C]	[3525D]	
[3525E]	[3525F]	0 [3525]

5. Total capital and allowable subordinated liabilities — 12,683,366 [3530]

6. Deductions and/or charges:

   A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)** — 8,639,056 [3540]

   B. **Secured demand note deficiency** — [3590]

   C. **Commodity futures contracts and spot commodities - proprietary capital charges** — [3600]

   D. **Other deductions and/or charges** — [3610] — -8,639,056 [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]	
[3630C]	[3630D]	
[3630E]	[3630F]	0 [3630]

8. Net capital before haircuts on securities positions — 4,044,310 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

   A. **Contractual securities commitments** — [3660]

   B. **Subordinated securities borrowings** — [3670]

   C. **Trading and investment securities:**

      1. **Exempted securities** — [3735]

      2. **Debt securities** — 84,090 [3733]

      3. **Options** — [3730]

      4. **Other securities** — [3734]

   D. **Undue Concentration** — [3650]

E. **Other (List)**

[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	0 [3736]	-84,090 [3740]

10. Net Capital — 3,960,220 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	1,700,543 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	25,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	1,700,543 [3760]
14.	Excess net capital (line 10 less 13)	2,259,677 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	1,409,404 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition — 25,508,159 [3790]

17. Add:

A. **Drafts for immediate credit** — [3800]

B. **Market value of securities borrowed for which no equivalent value is paid or credited** — [3810]

C. **Other unrecorded amounts(List)**

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19. Total aggregate indebtedness — 25,508,159 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) — % 644 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) — % 0 [3860]

John Hancock Distributors LLC (formerly Manulife Financial Securities LLC)

STATEMENT PURSUANT TO SEC RULE 17a-5(d)(4)
December 31, 2005

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this audited report and the computations included in the Company's corresponding unaudited Part II of Form X-17A-5 filing as of December 31, 2005.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	Schedule I
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission[1]	N/A
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission[1]	N/A
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts[1]	N/A

[1]The Company meets the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) and therefore is not required to file these schedules.

Supplementary Report of Independent Registered Public Accounting Firm

Ernst & Young

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

To the Member of
John Hancock Distributors LLC (formerly Manulife Financial Securities LLC)

In planning and performing our audit of the financial statements and supplemental schedules of John Hancock Distributors LLC (formerly Manulife Financial Securities LLC) (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 24, 2006